

June 9, 2011

Eric Swanson
Senior Vice President and General Counsel
BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

> **Re: BATS Global Markets, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2011**
> **File No. 333-174166**

Dear Mr. Swanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Division of Corporation Finance

Summary, page 1

1.   Please include a separate, brief description of the reclassification and stock split that will occur in conjunction with this offering.

Risk Factors, page 6

2.   Refer to the fifth bulleted risk factor. Please expand this risk factor to disclose the percentage ownership the strategic investors will have following the offering. Please also disclose that the strategic investors will be able to elect the board of directors and therefore control your policies and operations. We note your related disclosure on page 28.

The Offering, page 7

3.   Please briefly describe, by footnote or otherwise, the automatic conversion of all four classes of stock into Class A common stock under certain circumstances, as described on page 39.

Risk Factors, page 14

We face intense competition…, page 14

4.   Refer to the penultimate paragraph in this risk factor. This paragraph appears to present a separate, material risk. Please separate it out with its own heading. Furthermore, please identify any strategic investors with a material ownership interest in a competing business and provide details about the competing interest.

We have self-regulatory obligations that may create conflicts of interest…, page 21

5.   Please describe in greater detail and/or provide examples of the types of conflicts that may arise.

Financial or other problems experienced by third parties…, page 22

6.   We note your disclosure about credit risk from third parties, including counterparty credit risk in the case of a failure on the part of your clearing firm. Please quantify this risk to the extent practicable. Please make the same changes to your related disclosure on page 85.

We may be required to assume ownership of a position in securities…, page 22

7.   In order to put this risk in context for investors, please discuss and quantify any historic trading losses or liabilities.

System limitations, failures or security breaches…, page 24

The occurrence or perception of unauthorized disclosure…, page 24

8.   We note the risks regarding your vulnerability to unauthorized access, computer viruses, and inadvertent disclosure of confidential information. Please disclose any significant instances of such events.

<u>Chi-X Europe Acquisition, page 33</u>

<u>Strategic Rationale, page 33</u>

9.   Please briefly describe the synergies you expect to result from this acquisition and quantify the synergies where practicable.

<u>Unaudited Selected Pro Forma Financial Data, page 34</u>

10.   Please tell us what consideration you gave to your planned reclassification and stock split disclosed on page 39 when presenting pro forma net income per share.

11.   Please tell us, and expand explanatory note (4) to disclose, how you estimated each of the expenses included in these adjustments. Also, tell us how these adjustments are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Refer to Rule 11-02(b)(6) of Regulation S-X.

12.   We note that the amortization of identifiable intangible assets is based on the discounted cash flow method applied over the respective useful lives of the assets. Please tell us, and expand explanatory note (5) to disclose, how this amortization method reflects the pattern in which the economic benefits of the intangible assets will be consumed or otherwise used up and how it compares to the straight-line amortization method. Refer to ASC 350-30-35-6.

13.   Please tell us, and expand explanatory note (10) to disclose, how you estimated the fair value of the contingent cash payment and the accounting guidance that you relied upon to determine this amount. On page 33 regarding the first benchmark market share to be used in determining the contingent payment, you reference "certain additional securities set forth in the acquisition agreement." Please provide us with more detail regarding these securities and tell us how they were considered in calculating the pro forma estimated value.

14.   Please provide us with your analysis supporting the determination of the useful lives of each of the various intangible assets you will acquire. Specifically for the customer list, tell us how you considered historical attrition rates.

15.   You disclose that you will allocate part of the purchase price to a customer list intangible asset. Please tell us what consideration you gave to other customer-related intangible assets like customer relationships.

<u>Reclassification and Stock Split, page 39</u>

16.   We note that the reclassification and stock split will take place in conjunction with the offering. Please clarify when these steps will occur relative to the public offering.

17.   Please briefly explain why the reclassification will be immediately followed by a stock split when the reclassification effectually includes a stock split.

18.   Please disclose in tabular form or otherwise, for every one share of stock currently held, the number of shares that will be granted as a result of the reclassification and stock split.

Use of Proceeds, page 40

19.   We note that you intend to use the net proceeds of this offering for general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. Refer to Item 504 of Regulation S-K.

Dilution, page 43

20.   We note that the existing stockholder information is based on the Class A common stock outstanding as of December 31, 2010. Please revise the table to reflect the existing shareholder information immediately preceding the offering so the numbers take into effect the reclassification and stock split.

21.   It appears from your disclosure in the first paragraph that you define pro forma net tangible book value as total assets less total liabilities. We also note that you will recognize intangible assets in the acquisition of Chi-X Europe Limited. Please tell us, and revise your disclosure to clarify, how you considered these intangibles in the calculation of pro forma net tangible book.

Selected Financial and Operating Data, page 45

22.   Please explain to us further and disclose your basis for presenting the 2007 and 2006 financial and operating data on a combined basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

23.   We note your disclosure on page 51 regarding the pricing specials currently being offered on BYX. We also note your disclosure on pages 54 and 55 regarding the recent decrease in ADV for U.S. equities (and the resulting decrease in your transaction fees, as discussed on page 61) and the overall increase in European trading volume. To the extent any of these or other items constitute material trends, please include in the MD&A section a discussion of those trends and how you expect the trends to affect your future business. Refer to Release 33-8350.

Overview, page 50

24.   Please revise your overview to include management's perspective on the business
        and provide an executive level overview of the company to provide context for
        the remainder of the MD&A discussion. Please address the risks and challenges
        facing your company and how management is dealing with these issues. Also
        discuss the performance indicators (financial and non-financial) that management
        uses to manage/assess your business and that would be important to investors.
        Refer to Release 33-8350 on our website at www.sec.gov.

History, page 50

25.   Please tell us how your recently introduced concept of "NBBO setter" pricing that
        requires a specified minimum volume of orders for more favorable pricing will
        affect your income recognition policy as it relates to measurement of revenue and
        timing of revenue recognition.

Results of Operations, page 59

26.   When appropriate, please consider discussing the impact of new versus existing
        customers on changes in your revenues. For example, clarify if increased trading
        volume was from new members or existing members.

Transaction Fees, page 61

27.   Please disclose the approximate percentage of transaction fees that are attributable
        to BZX and BYX.

Market Data Fees, page 61

28.   We note that market data fees decreased from 2009 to 2010, which, you disclose,
        was largely driven by the decrease in total market data pools in the U.S. that were
        available to the U.S. tape plan administrators for distribution. We also note your
        disclosure on pages 4-5, which states that, in 2010, you began offering new value-
        added market data for a fee. To the extent this new fee revenue is considered part
        of your market data fees revenue, please briefly discuss any offset from
        application of this new fee, to the extent it is significant.

Market Data Fees, page 63

29.   Please quantify the amount of the incremental costs associated with providing
        trading and quoting information to the U.S. tape plans that are excluded from the
        amounts disclosed. Also, tell us where they are reported in your statement of
        income.

Other Revenues Less Other Cost of Revenues, page 63

30.   We note that increase in other revenues less other cost of revenues is due to the fact you began charging your members for port access. Please tell us the nature of the costs applicable to these revenues and how you reported them in statement of income. It is unclear from your description of other costs on page 58 how they are applicable to port access revenues.

Segment Operating Results, page 66

31.   Please refer to your reconciliation of segment EBITDA to segment net income on pages 67-69 and 77-78. Given that these measures are not consistent with the measure of segment performance disclosed in note 7 required by ASC 280, such measures are non-GAAP financial measures subject to all provisions of Article 10(e) of Regulation S-K. Accordingly, please revise to reconcile the sum of your segment EBITDA to your enterprise net income. Refer to Article 10(e)(1)(i)(B) of Regulation S-K and the guidance in Question 104.03 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 80

32.   Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

Net Cash Flows provided by (used in) Investing Activities, page 81

33.   Please tell us your accounting policy for costs spent on general maintenance of your trading technology and applications.

Critical Accounting Policies

Stock-Based Compensation, page 82

34.   Please consider providing the following disclosures:

   - A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date as well as the most recent interim period;

   - Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the periods above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions. Furthermore, please address any significant differences between the estimated IPO price, the estimated fair value of your stock that will be issued as consideration in the Chi-X Europe Limited acquisition, and the most recent fair value determined in the periods above.

Credit Risk, page 85

35.   Please tell us whether you have, and how you have accounted for, open interests as part of your routing and clearing operations. Please reference the authoritative accounting literature you relied upon to determine the appropriate accounting treatment.

Business, page 86

Overview, page 86

36.   In the second paragraph, please describe in greater detail the different market segments targeted and different pricing alternatives provided by BZX and BYX.

37.   Refer to the third paragraph in this section. Please explain in greater detail, and provide examples where applicable, how you minimize inefficiencies and mitigate trade execution risk.

38.   Please revise this section to include explanations of how the routing and clearing functions are performed. We note from your disclosure on page 22 that Wedbush Securities, BofA Merrill Lynch, and Citi perform some of these functions. Please tell us why the related agreements with these entities have not been filed as exhibits.

39.   We note your disclosure regarding your recently announced plans to launch a primary listings business. To the extent practicable, please expand your disclosure to discuss these plans in greater detail.

40.   Please revise to include a brief explanation of your new value-added market data, which you discuss on pages 4-5, and how the data fee is structured.

Our Model, page 88

41.   Refer to the second paragraph in this section. Please explain whether the fee and rebate amounts are standard, based on volume, or whether they are negotiated on a customer-by-customer basis.

Executive Compensation, page 119

42.   We note that individual officer performance is an important factor in determining
        compensation. Please discuss how the specific forms of compensation are
        implemented to reflect each named executive officer's individual performance
        and/or individual contribution to these items of the registrant's performance,
        describing the elements of individual performance and/or contribution that are
        taken into account. For example only, please discuss the individual performance
        for each officer that received a cash bonus under the Milestone Bonus Plan and/or
        year-end discretionary cash bonus. See Item 402(b)(2)(vii) of Regulation S-K.

Certain Relationships and Related Transactions, page 137

43.   The underwriters in this transaction appear to be related parties. Please revise
        your disclosure in this section as appropriate.

44.   In the third paragraph, please identify the related parties who receive the routing
        and clearing fees. We note your related disclosure on page 22. Please also
        identify the related parties who receive the transaction fees and liquidity
        payments. Refer to Item 404 of Regulation S-K.

45.   Please disclose the approximate dollar value of the transactions for each related
        person or advice us why such revision is not necessary. See Item 404(a) of
        Regulation S-K.

Principal and Selling Stockholders, page 140

46.   Please identify all selling shareholders who are registered broker-dealers or
        affiliates of broker dealers. Additionally, tell us if the broker-dealer received the
        securities as underwriting compensation. Please note that a registration statement
        registering the resale of shares being offered by broker-dealers must identify the
        broker dealers as underwriters if the shares were not issued as underwriting
        compensation.

47.   Please disclose the address for each selling shareholder. Refer to Item 403 of
        Regulation S-K.

Financial Statements

General

48.   Please update the financial statements of BATS and CHI-X Europe, and the pro
        forma information on page 33-38, in accordance with Regulation S-X Rule 3-12
        and 11-02(c), respectively.

BATS Global Markets, Inc.

Note (12) Income Taxes, page F-19

49.   We note your disclosure on page 59 that for U.K. tax purposes, BATS Europe has incurred, and is continuing to incur, tax losses which will be carried forward and available to offset future U.K. tax liabilities. Please tell us how you considered the disclosure requirements of ASC 740-10-50-3 relating to the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes.

Note (14) Commitments and Contingencies

(c) Legal Proceedings, page F-22

50.   Given the amount of time that has passed since the claims related to Realtime were filed, it is unclear to us why you are unable to estimate any range of possible loss. Please explain to us the circumstances that have made such estimation not possible or disclose an estimated reasonably possible range of loss. See ASC 450 for reference.

Chi-X Europe Limited

Report of Independent Auditors, page F-24

51.   Please explain to us why the 2008 balance sheet included as required by IFRS 1 has not been referenced in the auditors' report. Tell us how you considered Rule 2-02(a) of Regulation S-X.

Note 27. Reconciliation to IFRS, page F-48

52.   We note your disclosure that the financial statements have been prepared in accordance with International Financial Reporting Standards. Please revise your disclosure to clearly assert that the financial statements are prepared in compliance with International Financial Reporting Standards <u>as issued by the International Accounting Standards Board</u>, consistent with your auditors' report and note 2.

Division of Trading and Markets

General

53.   There is disclosure throughout the registration statement that is dependent on revisions to your Certificate of Incorporation and Bylaws, which have not yet been reviewed and approved by the Commission pursuant to the rule filing process under Section 19(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For example, the Registration Statement describes plans to

reclassify and split shares of Voting and Non-Voting Common Stock into shares of Voting and Non-Voting shares of Class A and Class B Common Stock. The described plan also refers to other changes, such as transfer restrictions that will be placed on the newly issued shares. Please consider the extent to which you may wish to revise or update your discussions of these documents in the Registration Statement. Below is a list of examples of disclosures they you may wish to revise or update.

- Prospectus Summary—Ownership Structure, page 8.

- Risk Factors—Risk Relating to Our Business—page 30-31.

- Reclassification and Stock Split—page 39.

- Description of Capital Stock—page 142-150.

54.   Throughout the Registration Statement, there are statements describing SEC rules and SRO NMS plans, some of which contain inaccuracies. Please revise the Registration Statement to correct these statements. For example:

- Prospectus Summary—Industry Overview—U.S. Listed Cash Equity Securities— page 5—In the first bullet, it says that the adoption of the "order handling" rules occurred in 1997. It was actually adopted in 1996. This error is repeated on page 89.

- Prospectus Summary—Industry Overview—U.S. Listed Cash Equity Securities— page 5—Under the bullet titled U.S. Listed Equity Options— The sentence that begins "The conversions of the U.S. listed equity options market…" states that penny pricing began in February 2007; this actually began in *January* 2007.

- Risk Factors—Risks Relating to Our Business—page 15—You state that, on February 28, 2011, the Joint CFTC-SEC Advisory Committee on Emerging Regulatory Issues released recommendations related to the events of May 6, 2010. That report was issued on February *18*, 2011.

- Regulation—Recent Developments—Amendments to Regulation SHO— page 111. You state that these amendments were adopted in March 2010. They were adopted in *February* 2010.

Our Company, page 4

55.   The first paragraph describes BATS as the third largest exchange operator in the United States, and the second largest pan-European multilateral trading facility. By what metric do you reach these conclusions? By average daily trading volume? By dollar value? Please specify and consider explaining what the metric means.

Our Growth Strategies, page 4

56.   The third sentence notes the recently announced plans to launch a primarily listing business in the United States. Please note that that this is subject to SEC approval.

We face intense competition and compete with a broad range of market participants…, page 14

57.   We note the following statement: "For example, 'dark pool' venues compete with us by offering low cost executions and differ from lit ATSs and MTFs in the degree of transparency with respect to quotes and trades they offer and in restrictions on who may access these systems." Please consider explaining this further, including what it means to be a "lit" venue.

Regulatory changes and changes in market structure…, page 16

58.   In the first paragraph on page 17, the argument is made that slow trading could impact high frequency trading and lead to a reduction in trading volumes. Please consider including a discussion of other potential regulatory initiative that could impact high frequency trading and resulting trading volumes (e.g., quoting obligations).

We are subject to risks relating to litigation, potential securities law liability and other liability, page 25

59.   In the second sentence you note that you are immune from private suits for SRO activities. Please consider explaining why you are immune from such suits.

Damage to our reputation could have a material adverse effect…, page 26

60.   At the top of page 27, there is a bullet listing the "management of our outsourcing relationship, including our relationship with FINRA." Please also note your new relationship with CBOE in this context, in light of the recent RSA with CBOE.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

61.   There is a statement that BATS initiated NBBO setter pricing on its U.S. listed
      equity options market in January 2011. Is there an NBBO Setter Program on one
      of the equity trading platforms as well? If so, please consider whether you would
      like to include that information, given the discussion of the options NBBO Setter
      Program.

Results of Operations, page 62

62.   The fee rate for the year ending December 31, 2010 was $0.169 per mission, not
      $0.162 per million.

Overview of SRO Regulation and BZX's and BYX's Status, page 104

63.   You state that the supervisory duties can be delegated by plan among SROs.
      Please clarify that while BATS can contract out the performance of these duties,
      the ultimate responsibility and liability for performance remains with BATS.

64.   The first full sentence on page 105 notes that certain rule changes are submitted
      on a "notice" basis and effective upon filing. Please note that these filings are not
      approved by the SEC.

65.   On page 105, there is a statement that, to avoid conflicts that can arise from self-
      listing, the Nominating and Corporate Governance Committee or other
      independent board committee will provide the SEC with confirmation of their
      compliance with BZX listing standards. This should be expanded to include more
      discussion of the likely obligations that will be applicable to BATS, due to self-
      listing (*e.g.*, quarterly reports; independent accountant statement)

Rule 17d-2 Agreements Among SROs, page 105

66.   The sentence describing Exchange Act Rule 17d-2 should clarify that 17d-2
      agreements concern the enforcement of *laws and* rules applicable to all the SROs
      and relating to member those SROs have in common. Currently, the sentence
      provides that those agreements concern the applicable rules only.

Options Intermarket Linkage Plan, page 107

67.   There are several errors in the description here:

      •   In the first paragraph, you state that the options markets are linked
          pursuant to the Options Intermarket Linkage Plan, which was approved by
          the SEC in 2000. Since that is no longer the plan that governs the linking
          of the options markets (as discussed in your paragraph below), it should

read in the past tense – that such markets *were* linked pursuant to that plan.

- In the second paragraph, you state that the original linkage plan was replaced by a new one, which launched on August 31, 2009. Please revise to note that the new linkage plan, the Options Order Protection and Locked/Cross Market Plan was approved by the SEC on July 30, 2009.

Recent Developments, United States, page 109

68.   Please consider adding a summary of the SRO proposed NMS plan regarding limit up/limit down volatility moderators.

Certain Relationships and Related Transactions, page 137

69.   You state twice that your fee schedules are approved by the SEC. Please revise the discussion to make clear that the SEC does not approve fees; they are immediately effective upon filing under Exchange Act Section 19 and Rule 19b-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange

Eric Swanson
BATS Global Markets, Inc.
June 9, 2011
Page 14

Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       With respect to questions relating to the comments of the staff of the Division of Trading and Markets you may contact David Dimitrious at (202) 551-5131 or Leah Mesfin at (202) 551-5655. You may contact Jorge Bonilla at (202) 551-3414 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

Tom Kluck
Branch Chief

cc: Deanna Kirkpatrick, Esq.
       Davis Polk & Wardwell LLP
       Via facsimile
       (212) 701-5135